Exhibit 99.1

FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - FEBRUARY 17, 2009

BAYTEX ENERGY TRUST ANNOUNCES 2008 RESERVES, APPOINTMENT
OF LEAD INDEPENDENT DIRECTOR, AND CHANGES TO 2009 OPERATING
PLANS AND DISTRIBUTIONS

Calgary, Alberta (February 17, 2009) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) announces 2008 year-end reserves, the appointment of Mr. Edward Chwyl as Lead Independent Director, an update regarding operational matters and a change to our monthly distribution level.

2008 Reserves

Baytex is pleased to announce its 2008 year-end reserves as evaluated by Sproule Associates Limited (“Sproule”), the independent reserves evaluator for all of Baytex’s oil and gas properties, in accordance with National Instrument 51-101.  As Baytex plans to announce its audited 2008 financial results on March 11, 2009, certain financial estimates have been made to facilitate the discussion of the performance of its capital program.  Readers are advised that these financial estimates remain subject to audit and, as a result, are subject to revision.

Capital expenditures in 2008 are estimated to total $450 million, with $184 million spent on exploration and development activities and $266 million spent on property acquisitions.  Approximately 74% of these expenditures were incurred for light oil and natural gas assets with the remaining 26% incurred for heavy oil assets.

Baytex achieved high capital efficiencies and strong reserve replacement for the fifth consecutive year as an energy trust.  Results of this capital program are highlighted by the following investment metrics:

•	Total proved reserves increase of 8% to 126.0 million boe;
•	Total proved plus probable reserves increase of 12% to 187.9 million boe;
•	2008 finding, development and acquisition (“FD&A”) costs of $13.11 per boe of proved plus probable reserves excluding future development costs (“FDC”) and $16.06 per boe including FDC;
•	Three-year (2006-2008) average FD&A costs of $11.02 per boe of proved plus probable reserves excluding FDC and $12.97 per boe including FDC;
•	Reserve replacement ratio of 119% for the exploration and development program alone and 231% for the total capital program, including acquisitions;
•	Reserve life index improved by 4% to 12.8 years for proved plus probable reserves and remained constant at 8.6 years for proved reserves;
•	Recycle ratio based on proved plus probable reserves excluding FDC of 2.9 in 2008 and 2.8 for the three-year average; and
•	Net asset value per trust unit increased by 30% to $31.59.

The 2008 capital program included the acquisition of light oil and natural gas properties through the Burmis Energy Inc. corporate acquisition, continued advancement of the development of our heavy oil resources at Seal and in the Lloydminster area, and acquisition and early development of our light oil resource play in North Dakota.  These efforts particularly enhanced our corporate light oil and natural gas liquids reserves, which increased to 31.5 million barrels on a proved plus probable basis, a 51% increase as compared to one year ago.

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At Seal, total proved plus probable reserves reached 39.2 million barrels at year-end 2008, an increase of 37% over year-end 2007. The increase at Seal resulted from our successful 2008 drilling program and continued positive production performance from older producing wells.  At year-end 2008, reserves were assigned to 134 locations (including 44 producing wells) on 15 of our 105 sections of land holdings in this area, as compared to 109 locations (including 25 producing wells) on 12 sections of land one year ago.  Due to positive results from our steam pilot, the year-end 2008 report for the first time included an assignment for thermal reserves at Seal.  Probable thermal reserves of 2.4 million barrels were assigned based on a modest recovery factor for approximately the upper one-third of the Bluesky Oil Sand over a one-section area.  This reserve assignment, though limited in scope because of the requirements of National Instrument 51-101, supports our assessment that commercial cyclic steam development at Seal is economically viable.  We continue planning efforts for thermal development at Seal, with the expectation to have an initial project in place with continuous production during 2011.

Capital Program Efficiency

Since the conversion to an income trust in late 2003, Baytex has continued to demonstrate superior capital and operational efficiencies as we prudently execute our strategy for long-term sustainability. The efficiency of Baytex’s capital program is summarized as follows:

	2008	2007	2006	Three Year Average 2006 - 2008
Excluding Future Development Costs

FD&A costs – Proved ($/boe)
Exploration and development	$14.18	$10.03	$9.61	$11.19
Acquisitions (net of dispositions)	23.07	20.63	5.38	21.74
Total	$18.36	$14.75	$9.57	$15.00

FD&A costs – Proved plus Probable ($/boe)
Exploration and development	$10.47	$9.17	$7.35	$8.98
Acquisitions (net of dispositions)	15.88	12.30	3.89	13.88
Total	$13.11	$10.90	$7.31	$11.02

Recycle ratio based on operating netback
Proved plus Probable	2.9	2.4	3.7	2.8

Reserve Replacement Ratio Proved plus Probable	231%	274%	145%	218%

Including Future Development Costs

FD&A costs – Proved ($/boe)
Exploration and development	$10.93	$8.82	$20.49	$13.35
Acquisitions (net of dispositions)	27.95	22.93	6.46	25.29
Total	$18.94	$15.10	$20.36	$17.67

FD&A costs – Proved plus Probable ($/boe)
Exploration and development	$12.03	$9.27	$15.77	$10.71
Acquisitions (net of dispositions)	20.29	14.05	4.44	16.16
Total	$16.06	$11.91	$15.66	$12.97

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February 17, 2009	Page 3

In 2008, Baytex invested $67 million in undeveloped land in Divide County in North Dakota and at Dodsland in Saskatchewan. Excluding the cost of these lands, our FD&A cost on a proved plus probable basis is $11.16 per boe excluding FDC ($14.11 per boe including FDC), with a resulting 2008 recycle ratio of 3.4 excluding FDC (2.7 including FDC).

Net Asset Value

The following net asset value calculation utilizes what is generally referred to as the “produce-out” net present value of Baytex’s oil and gas reserves as evaluated by Sproule.  It does not take into account the possibility of Baytex being able to recognize additional reserves through future capital investment in its existing properties beyond those included in the 2008 year-end report.

Forecast Prices and Costs Before Tax

($ thousands)
Proved plus probable reserves (1)	3,478,854
Undeveloped land (2)	199,222
Estimated net debt (3)	(520,000)
Asset retirement obligations (4)	(50,000)
Net asset value	3,108,076

Diluted trust units (5)	98,391,096

Net asset value per trust unit	$31.59

Notes:
(1)	Net present value of future net revenue discounted at 10% as evaluated by Sproule as at December 31, 2008. Net present value of future net revenue does not represent fair market value of the reserves.
(2)
The value ascribed to the 787,873 net acres of undeveloped land Baytex held at December 31, 2008 was estimated by Management.  This internal evaluation generally represents estimated replacement cost of our undeveloped land.  In determining replacement cost, we analyzed land sale prices paid during 2008 at Provincial Crown and State lands sales for the properties in the vicinity of our land holdings, less an allowance for near-term expiries.  The 2008 acquisitions of land in North Dakota and Dodsland in Saskatchewan, which were made primarily in the second half of 2008, were valued at the amounts paid, less an allowance for near-term expiries.

(3)
Long-term debt net of working capital as at December 31, 2008, excluding convertible debentures (which are assumed to be converted into trust units in the Net Asset Value calculation) and notional assets and liabilities associated with the mark-to-market value of derivative contracts (as the pricing effect of the derivatives contracts have already been reflected by Sproule in the values noted above).

(4)	Management estimate of asset retirement obligations as at December 31, 2008 discounted at 8%.
(5)	Includes 97,685,333 trust units and 705,763 trust units issuable on the conversion of the $10.4 million outstanding convertible debentures as at December 31, 2008.

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February 17, 2009	Page 4

Oil and Gas Reserves as at December 31, 2008

	Forecast Prices and Costs
	Light and Medium Crude Oil		Heavy Oil		Natural Gas Liquids
Reserve Category	Gross (1)	Net (2)	Gross (1)	Net (2)	Gross (1)	Net (2)
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
Proved
Developed Producing	7,983	5,814	28,507	23,487	2,759	2,100
Developed Non-Producing	901	666	20,937	17,140	594	433
Undeveloped	6,235	4,898	37,624	30,712	375	275
Total Proved	15,119	11,378	87,068	71,339	3,728	2,808
Probable	10,799	7,926	39,209	32,033	1,849	1,381
Total Proved Plus Probable	25,918	19,304	126,277	103,372	5,577	4,189

	Forecast Prices and Costs
	Natural Gas		Oil Equivalent (3)
Reserve Category	Gross (1)	Net (2)	Gross (1)	Net (2)
	(Bcf)	(Bcf)	(MBoe )	(MBoe)
Proved
Developed Producing	88.1	70.1	53,927	43,078
Developed Non-Producing	16.8	11.5	25,234	20,158
Undeveloped	15.4	12.4	46,807	37,960
Total Proved	120.3	94.0	125,968	101,196
Probable	60.4	43.4	61,920	48,569
Total Proved Plus Probable	180.7	137.4	187,888	149,765

Notes:
(1)	“Gross” reserves means the total working and royalty interest share of remaining recoverable reserves owned by Baytex before deductions of royalties payable to others.
(2)	“Net” reserves means Baytex’s gross reserves less all royalties payable to others.
(3)
Oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.  BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Reserve Life Index

	2009	Reserve Life Index (years)
	Production Target	Total Proved	Proved Plus Probable
Oil and NGL (bbl/d)	30,700	9.5	14.1
Natural Gas (mmcf/d)	56.0	5.9	8.7
Oil Equivalent (boe/d)	40,000	8.6	12.8

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February 17, 2009	Page 5

Net Present Value of Reserves (Forecast Prices and Costs)

	Summary of Net Present Value of Future Net Revenue As at December 31, 2008 Before Income Taxes and Discounted at (%/year)

Reserve Category	0%	5%	10%	15%	20%
	($ million)	($ million)	($ million)	($ million)	($ million)
Proved
Developed Producing	1,644	1,370	1,183	1,048	945
Developed Non-Producing	945	676	507	394	315
Undeveloped	1,571	1,078	779	583	448
Total Proved	4,160	3,124	2,469	2,025	1,708
Probable	2,537	1,505	1,010	728	552
Total Proved Plus Probable	6,697	4,629	3,479	2,753	2,260

Sproule December 31, 2008 Forecast Prices

Year	WTI Cushing US$/Bbl	Edmonton Par Price C$/Bbl	Hardisty Heavy 12 API C$/Bbl	AECO C-Spot C$/MMbtu	Inflation Rate %/Yr	Exchange Rate $US/$Cdn
2009	53.73	65.35	47.05	6.82	2.0	0.80
2010	63.41	72.78	54.58	7.56	2.0	0.85
2011	69.53	79.95	59.96	7.84	2.0	0.85
2012	79.59	86.57	67.53	8.38	2.0	0.90
2013	92.01	94.97	74.08	9.20	2.0	0.95
2014	93.85	96.89	75.58	9.41	2.0	0.95
2015	95.72	98.85	77.10	9.62	2.0	0.95
2016	97.64	100.84	78.66	9.83	2.0	0.95
2017	99.59	102.88	80.25	10.05	2.0	0.95

Appointment of Lead Independent Director

We are pleased to announce that Mr. Edward Chwyl has been appointed Lead Independent Director of Baytex Energy Ltd. The Lead Independent Director’s primary role is to act as liaison between management and the independent directors to ensure that the Board is organized properly, functions effectively and meets its obligations and responsibilities.  Mr. Chwyl was Chairman of the Board of Baytex Energy Ltd. from Trust inception in 2003 to the end of 2008.

Operational Update

The overall commodity price environment in early 2009 has been challenging, with the reduction in the benchmark West Texas Intermediate (WTI) light oil price being the most often-quoted indicator of declining commodity prices.  However, one factor that has helped to mitigate the impact of the

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commodity price decline on Baytex is a narrowing of heavy oil differentials.  The differential between WTI and Western Canada Select heavy oil blend (WCS) is currently projected to average approximately US$9.00 per barrel, or 22% of the forecast WTI price, for the first quarter of 2009.  WCS has become the most liquid benchmark for heavy oil in Western Canada, and has pricing that closely approximates the previously-used Lloyd blend heavy oil benchmark.  The first quarter 2009 differentials are encouraging for what is traditionally a low-demand season for heavy oil.  Early trading indications for the second quarter of 2009 suggest an average differential of approximately US$7.50, or 17% of the WTI forward price for the second quarter.  The improvement in differentials over the 2008 average of 21% is indicative of a fundamental improvement in heavy oil transportation capacity and refining demand relative to heavy oil supply from Western Canada.

In January 2009, Baytex entered into two heavy oil differential contracts, each requiring us to deliver 750 bbl/d of WCS heavy oil blend from April to August of 2009.  The first contract is priced at a 20% discount to WTI, and the second at a fixed US$10 discount to WTI.  These new forward contracts are for considerably lower differential levels than those executed by Baytex in September 2007, which stipulate a 33% discount to WTI during 2009.

The vast majority of our development inventory continues to offer rates of return on investment that are well in excess of our cost of capital even at today’s lower commodity price levels.  With respect to capital investment, we have elected to reduce our capital spending plan for 2009 by approximately $16 million.  The reduction reflects a conservative approach to preserving financial liquidity, as well as a deferral of some of our projects to a more positive commodity pricing environment in the future. We now anticipate capital spending of $150 million for exploration and development activities and approximately $10 million for deferred acquisition payments for our previously announced North Dakota land acquisition. These amounts have been reduced from the original budget announced on December 3, 2008 of $160 million and $16 million, respectively. The revised capital spending level is expected to result in production for 2009 at an annual average rate of approximately 40,000 boe/d.

Change to Distributions

The Board of Directors of Baytex has approved a distribution level of $0.12 per unit per month effective with the payment on March 16, 2009 in respect of February 2009 operations.  This is a reduction of $0.06 per unit per month from the current level.  The distribution on March 16, 2009 is payable to unitholders of record on February 27, 2009. The ex-distribution date is February 25, 2009.

The U.S. dollar equivalent distribution amount is approximately US $0.0949 per trust unit assuming a Canadian to U.S. dollar exchange rate of $0.7906. The actual U.S. dollar equivalent distribution for untiholders who hold through a brokerage firm will be based on the exchange rate in effect on the payment date and net of applicable withholding taxes. Registered unitholders are paid directly by Baytex’s transfer agent, Valiant Trust Company, and the actual U.S. dollar equivalent distribution will be based on the exchange rate in effect on the record date and net of applicable Canadian withholding taxes.  The annualized distribution of $1.44 represents a cash on cash yield of 11.65% based on the closing price of Baytex trust units of $12.36 on the TSX on February 17, 2009.

We believe that it is prudent to manage the level of distributions to maintain strong levels of financial liquidity during the current financial turmoil and to better align the distribution level with the prevailing commodity price environment.  The reductions to our distribution and capital investment program are consistent with our strategy of long-term sustainability.  Our operational performance continues to be very strong as evidenced by the results of our 2008 capital investment program.  Our ability to continue to

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add reserves at relatively low cost and to continue to invest at high rates of return in our inventory of development opportunities are key attributes of Baytex’s sustainability.

OIL AND GAS ADVISORY

The reserves information contained in this press release has been prepared in accordance with National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" of the Canadian Securities Administrators ("NI 51-101").  Complete NI 51-101 reserve disclosure will be included in our Annual Information Form for the year ended December 31, 2008, which will be filed in late March 2009.  Listed below are cautionary statements that are specifically required by NI 51-101:

Where applicable, oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.  BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This press release contains reserve estimates for our Seal property.  Estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties due to the effects of aggregation.

With respect to finding and development costs, the aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

This press release contains estimates of the net present value of our future net revenue from our reserves.  Such amounts do not represent the fair market value of our reserves.

All amounts in this press release are stated in Canadian dollars unless otherwise specified.

NOTICE TO UNITED STATES READERS

The oil and natural gas reserves contained in this press release have generally been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects of United States or other foreign disclosure standards.  For example, the United States Securities and Exchange Commission (the "SEC") generally permits oil and gas issuers, in their filings with the SEC, to disclose only "proved reserves" (as defined in SEC rules).  Canadian securities laws require oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only "proved reserves" (which are defined differently from the SEC rules) but also "probable reserves", each as defined in NI 51-101.  Accordingly, proved reserves disclosed in this press release may not be comparable to United States standards, and in this press release, Baytex has disclosed reserves designated as "probable reserves" and "proved plus probable reserves".  Probable reserves are higher risk and are generally believed to be less likely to be accurately estimated or recovered than proved reserves. The SEC's guidelines strictly prohibit reserves in these categories from being included in filings with the SEC that are required to be prepared in accordance with United States disclosure requirements.

In addition, under Canadian disclosure requirements and industry practice, reserves and production are reported using gross (or, as noted above, "company interest") volumes, which are volumes prior to deduction of royalty and similar payments.  The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments.

Moreover, Baytex has determined and disclosed estimated future net revenue from its reserves using forecast prices and costs, whereas the SEC generally requires that prices and costs be held constant at levels in effect at the date of the reserve report.  As a consequence of the foregoing, Baytex's reserve estimates and production volumes in this press release may not be comparable to those made by companies utilizing United States reporting and disclosure standards.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

In the interest of providing Baytex's unitholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking

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statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.  The forward-looking statements contained in this press release speak only as of the date of this document and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to:  the volumes and estimated value of our oil and gas reserves; commercial thermal development of our heavy oil resource play at Seal; the value of our undeveloped land holdings; the amount of future asset retirement obligations; the life of our reserves; the volume and product mix of our oil and gas production; future oil and natural gas prices and differentials between light, medium and heavy oil prices; future results from operations and operating metrics; future costs, expenses and royalty rates; future exploration, development and acquisition activities (including drilling plans) and related capital expenditures; our liquidity and financial capacity; and funding sources for our cash distributions and capital program.

These forward-looking statements are based on certain key assumptions regarding, among other things: oil and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash distributions that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes.  The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to:  general economic, market and business conditions; industry capacity; fluctuations in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; fluctuations in foreign exchange or interest rates; stock market volatility and market valuations; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; changes in income tax laws, royalty rates and incentive programs relating to the oil and gas industry and income trusts; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in Baytex's Annual Information Form, Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2007, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and Chief Executive Officer	Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Erin Cripps, Investor Relations	Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca